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                                                                  Rule 424(b)(3)
                                                                  No. 333-34186



                             CAPITAL AUTOMOTIVE REIT

                  DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN

        This prospectus supplement (the "Supplement") is part of, and should be read in conjunction with, the prospectus dated April 14, 2000 (the "Prospectus") relating to the Capital Automotive REIT Dividend Reinvestment and Share Purchase Plan.

        The changes described in this Supplement will become effective on March 2, 2001. As a result of these changes, the next investment date for optional cash payments (following the March 1, 2001 investment date) will be April 15, 2001.

        - The investment date for common shares purchased using optional cash payments, if the shares are acquired directly from us, has been changed from the first business day of each month to the 15th of each month or, if such date is not a business day, the first business day thereafter.
        - The investment date for common shares purchased using optional cash payments, if the shares are acquired through open market purchases, remains the date or dates of actual investment, but such date shall now be no later than the 15th of each month or, if such date is not a business day, the first business day thereafter.
        - The deadline for submitting optional cash payments will continue to be the business day prior to the commencement of the five-day period in which the price of the common shares is determined. ACCORDINGLY, THE DEADLINE FOR SUBMITTING OPTIONAL CASH PAYMENTS NOW WILL GENERALLY BE THE SIXTH BUSINESS DAY PRIOR TO THE 15TH OF EACH MONTH.
        - The investment date for common shares acquired through dividend reinvestments has not changed.

        Information in the Prospectus under the caption "Summary of the Plan -- Optional Cash Payments" and "Summary of the Plan -- Purchase Price" and the responses to Questions 14, 18 and 28 under the heading "Terms and Conditions of the Plan" should be read in light of the information contained in this Supplement.




February 27, 2001                                Prospectus Dated April 14, 2000